Exhibit 99.3
SUPPORT AGREEMENT
     This SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of June 5, 2006 between Grace Holdings LLC, a Delaware limited liability company (“Parent”) and Grace Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“MergerCo”), on the one hand, and Trizec Canada Inc., a Canadian corporation (“Stockholder”), on the other hand. Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement described below.
W I T N E S S E T H:
     WHEREAS, pursuant to an Agreement and Plan of Merger and Arrangement Agreement dated as of June 5, 2006 by and among Parent, MergerCo, Trizec Properties, Inc., a Delaware corporation (“Trizec”), Stockholder and the other parties signatory thereto (the “Merger Agreement”), Parent has agreed to acquire the outstanding securities of Trizec pursuant to a statutory merger of MergerCo with and into Trizec in which the Merger Shares will be converted into the right to receive the Trizec Common Share Merger Consideration;
     WHEREAS, as a condition to the willingness of Parent and MergerCo to enter into the Merger Agreement and as an inducement and in consideration therefor, Stockholder has agreed to enter into this Agreement; and
     WHEREAS, Stockholder is the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act of 1934, as amended (the “Exchange Act”) of 59,727,252 shares of Trizec Common Stock, 100 shares of Special Voting Stock and 100,000 shares of Class F Stock (collectively the “Shares”);
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:
     1. Agreement to Retain Subject Shares.
     1.1. Prior to the Expiration Date (as defined below), Stockholder shall not, and shall cause each of its subsidiaries (which will have the meaning assigned to such term in the Merger Agreement for all purposes of this Agreement) not to: (a) transfer, assign, sell, gift-over, pledge, encumber or otherwise dispose of, or consent to any of the foregoing with respect to, any or all of the Subject Shares or any right or interest therein (“Transfer”); (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares (other than the proxy contemplated in Section 3 herein); (d) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares or (e) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement. As used herein, the term “Expiration Date” shall mean the earlier to occur of (x) the Trizec Merger Effective Time, (y) the date of termination of the Merger Agreement in accordance with Section 10.01 thereof or (z) the date on which there has been a Trizec Change of Recommendation (whether or not the Merger Agreement has been terminated).
     1.2. “New Shares” means:
          (a) any shares of capital stock, voting interests or ownership interests in Trizec that Stockholder, directly or indirectly, or any of its subsidiaries purchases or with respect to which Stockholder or any of its subsidiaries otherwise acquires beneficial ownership or sole or shared voting or dispositive power (whether through the exercise of any options, warrants or other rights to purchase shares of capital stock, voting interests or ownership interests in Trizec or otherwise) after the date of this Agreement and prior to the Expiration Date; and
          (b) any shares of capital stock, voting interests or ownership interests in Trizec of which Stockholder, directly or indirectly, or any of its subsidiaries becomes the beneficial or record owner (whether as a result of any change in the capital stock, voting interests or ownership interests in Trizec by reason of a stock dividend, stock split, split-up, recapitalization, reorganization, business combination, consolidation, exchange of shares or interests, or any similar transaction or other change in the capital structure of Trizec).
     1.3. “Subject Shares” means the Shares and the New Shares.
     2. Agreement to Vote Subject Shares and Take Certain Other Action.
     2.1. Prior to the Expiration Date, at every meeting of the stockholders of Trizec, however called, at which any of the following matters is considered or voted upon, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Trizec with respect to any of the following matters, Stockholder shall, and shall cause each of its subsidiaries and each record holder to, vote or give written consent with respect to the Subject Shares:
          (a) in favor of adoption of the Merger Agreement, the Trizec Merger, and the transactions contemplated by the Merger Agreement presented for consideration to any such persons;
          (b) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement;
          (c) against approval of any Trizec Acquisition Proposal from any party other than Parent or an affiliate of Parent as contemplated by the Merger Agreement;
          (d) against any action or proposal that is intended to, or is reasonably likely to, result in the conditions of Trizec’s obligations under the Merger Agreement not being fulfilled;
          (e) against any amendment of the Trizec Charter or By-laws or of any of the organizational documents of any subsidiary of Stockholder that is not requested or expressly approved by Parent;

          (f) against any action which would reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement; and
          (g) against any dissolution, liquidation or winding up of Trizec.
     2.2. Prior to the Expiration Date, Stockholder shall, and shall cause any record holder of the Subject Shares to, be present, in person or by proxy, or, using all Stockholder’s commercially reasonable efforts and to the full extent legally permitted, attempt to cause the holder of record to be present, in person or by proxy, at all meetings of stockholders of Trizec at which the matters referred to in Section 2.1 are to be voted upon so that all Subject Shares are counted for the purposes of determining the presence of a quorum at such meetings.
     3. Grant of Irrevocable Proxy Coupled with an Interest.
     3.1. Stockholder hereby revokes, and shall cause its subsidiaries, as applicable, to revoke, any and all other proxies or powers of attorney in respect of any Subject Shares and agrees that during the period commencing on the date hereof and for so long as this Agreement has not been terminated in accordance with Section 6 thereof, Stockholder hereby irrevocably appoints, and shall cause its subsidiaries to irrevocably appoint, Brookfield Properties Corporation or any individual designated by Brookfield Properties Corporation, and each of them individually, as Stockholder’s (or such subsidiary’s, as applicable) agent, attorney-in-fact and proxy (with full power of substitution and resubstitution), for and in the name, place and stead of Stockholder (or such subsidiary, as applicable), to vote (or cause to be voted) the Subject Shares held of record by Stockholder (or such subsidiary, as applicable), in the manner set forth in Section 2, at any meeting of the stockholders of Trizec, however called, or in connection with any written consent of the stockholders of Trizec
     3.2. Stockholder hereby affirms that the proxy set forth in this Section 3 is irrevocable, is coupled with an interest, and is granted in consideration of Parent and MergerCo entering into the Merger Agreement.
     3.3. The vote of the proxyholder shall control in any conflict between the vote by the proxyholder of any Subject Shares and a vote by Stockholder (or any record holder) of any Subject Shares.
     4. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to Parent and MergerCo. as follows:
     4.1. (a) Stockholder is the beneficial owner, through one or more wholly-owned subsidiaries, of the Subject Shares, and its indirect wholly-owned subsidiary, Emerald Blue Szolgálttó Korlátolt Felelõsségü Társaság, an entity organized under the laws of Hungary (“Emerald Blue”), is the record holder of the Subject Shares; (b) Stockholder (through its direct wholly owned subsidiary TorontoHahn Holdings (Cyprus) Limited, an entity organized under the laws of Cyprus, and Emerald Blue) has the power to direct the vote of the Subject Shares; (c) the Subject Shares set forth on the signature page hereto constitute Stockholder’s entire interest (direct or indirect) in the outstanding capital stock and voting securities of Trizec as of the date hereof; (d) the Subject Shares are, and will be, at all times up until the Expiration Date, free and clear of any liens, claims, options, charges, security interests, proxies, voting trusts, agreements, rights, understandings or arrangements, or exercise of any rights of a stockholder in respect of the Subject Shares or other encumbrances; (e) Stockholder has sole voting power and sole power of disposition with respect to all of the Subject Shares outstanding on the date hereof, and will have sole voting power and sole power of disposition with respect to all of the Subject Shares acquired after the date hereof; and (f) Stockholder’s principal place of business is accurately set forth on the signature page hereto.
     4.2. Stockholder has the power (corporate or otherwise) to execute and deliver this Agreement and to comply with and perform Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms. The execution and delivery of this Agreement by Stockholder does not, and the performance of Stockholder’s obligations hereunder will not, (a) conflict with or violate any organizational documents of Stockholder or any law, statute, rule, regulation, order, writ, judgment or decree applicable to Stockholder or the Subject Shares, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Subject Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or the Subject Shares are or will be bound or affected. The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, could not prevent or delay the performance by Stockholder of its obligations under this Agreement in any material respect.
     4.3. Stockholder understands and agrees that if Stockholder attempts to Transfer, vote or provide any other person directly or indirectly with the authority to vote any of the Subject Shares, other than in compliance with this Agreement, Trizec shall not, and Stockholder hereby unconditionally and irrevocably instructs Trizec and Stockholder’s subsidiaries not to, (a) permit any such Transfer on its books and records, (b) issue a new certificate representing any of the Subject Shares or (c) record such vote unless and until Stockholder shall have complied with the terms of this Agreement.
     5. Further Assurances; Additional Documents. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary, in the reasonable opinion of Parent, to carry out the intent of this Agreement.
     6. Termination. This Agreement and all obligations of Stockholder hereunder shall terminate and shall have no further force or effect as of the Expiration Date.
     7. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, this Agreement shall automatically be deemed to be modified so as to effect the original intent of the parties as closely as possible in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
     8. Binding Effect and Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any party without the prior written consent of the other party; provided, however, Parent may, in its sole discretion, assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
     9. Amendment and Modification. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.
     10. Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and Stockholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.
     11. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, via facsimile (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
          (a) If to Stockholder, at the address set forth below Stockholder’s signature at the end hereof.
          (b) if to Parent or MergerCo, to:
Brookfield Properties Corporation
Three World Financial Center
NY, NY 10281-1021

Telecopier: (212) 417-7262
Attention: Richard B. Clark

or to such other address as any party hereto may designate for itself by notice given as herein provided.
     12. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement.
     13. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario, Canada, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.
     14. No Waiver. The failure of any party to this Agreement to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.
     15. Jurisdiction; Venue. Any litigation or other court proceeding with respect to any matter arising from or in connection with this Agreement shall be conducted in the courts of the Province of Ontario and courts competent to hear appeals therefrom, and each party to this Agreement hereby submits to jurisdiction and consents to venue in such courts.
     16. Waiver of Trial by Jury. Each party to this Agreement hereby waives its right to a trial by jury in any litigation or other court proceeding by any party to this Agreement against any other party to this Agreement with respect to any matter arising from or in connection with this Agreement.
     17. Entire Agreement; No Third-Party Beneficiaries. This Agreement (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) is not intended to confer upon any Person other than the parties any rights or remedies.
     18. Counterpart. This Agreement may be executed by facsimile signature and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
     19. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.
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[SIGNATURE PAGES FOLLOW]

     IN WITNESS WHEREOF, the parties have caused this Support Agreement to be executed and delivered as of the date first above written.

GRACE HOLDINGS LLC

/s/ Richard B. Clark By: Richard B. Clark
Its: CEO

GRACE ACQUISITION CORPORATION

/s/ Richard B. Clark By: Richard B. Clark
Its: CEO

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[SUPPORT AGREEMENT SIGNATURE PAGE]

TRIZEC CANADA INC., a corporation existing under the Canada Business Corporations Act
By:	/s/ Robert Wickham
	Name:	Robert Wickham
	Title:	President

By:	/s/ Colin Chapin
	Name:	Colin Chapin
	Title:	Senior Vice President, Chief Financial Officer and Corporate Secretary

Notice Address:
BCE Place, 181 Bay Street, Suite 3820
Toronto, Ontario M5J 2T
Subject capital stock, voting interests or ownership interests of Trizec on the date hereof:
59,922,379 shares of Trizec Common Stock
100 shares of Special Voting Stock
100,000 shares of Class F Stock
897,542 shares of capital stock issuable upon the exercise of outstanding options, warrants or other rights.
State, Province or Country of Residence or Organization (if different than as set forth in address above):______________________________________________________________________

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